news release

Zi Corporation Receives NASDAQ Staff Deficiency Letter About Continued Listing on The NASDAQ Global Market

CALGARY, AB, August 15, 2007 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), today announced that on August 10, 2007 the Company received a NASDAQ Staff Deficiency Letter indicating that Zi is not currently in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The NASDAQ Global Market as set forth in NASDAQ Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). The general consequence of not meeting NASDAQ’s continued listing requirements is delisting from NASDAQ.

In accordance with NASDAQ rules, the Company has been provided 30 calendar days, or until September 10, 2007, to regain compliance with the continued listing requirements of The NASDAQ Global Market. In the event the Company is unable to meet the continued listing requirements of The NASDAQ Global Market on or before September 10, 2007, the Company intends to apply to transfer its listing to The NASDAQ Capital Market, the continued listing requirements of which are less stringent than The NASDAQ Global Market.

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America.

This release may be deemed to contain "forward-looking statements" within the meaning of applicable securities laws. These forward-looking statements include, among other things, Zi Corporation’s possible future application for transfer of its NASDAQ listing to The NASDAQ Capital Market. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, without limitation: events or developments affecting Zi Corporation’s stockholders’ equity, market value of publicly held shares, total assets or total revenues, including Zi Corporation’s operating results and economic conditions both generally and in the technology industry specifically; NASDAQ’s exercise of its discretion and other factors listed in Zi Corporation's filings with the United States Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
Len Hall (business/financial media)
len@allencaron.com
(949) 474-4300

Intelligent Interface Solutions